

October 18, 2014

<u>Via E-mail</u>
Stephen W. Theriot
Treasurer
Vornado SpinCo
888 Seventh Avenue
New York, New York 10019

> **Re:** **Vornado SpinCo**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed September 19, 2014**
> **File No. 001-36523**

Dear Mr. Theriot:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.	We note your response to comment 3 in our letter dated July 25, 2014 and will continue to monitor. Please note that we will not be in a position to declare your filing effective until we have had an opportunity to review such materials.

Information Statement Summary

Our Portfolio, page 5

2.	We have considered your response to comment 7 in our letter dated July 25, 2014. Please tell us whether tenant concessions and abatements are included in the base rents used to formulate the disclosure here. To the extent material, please disclose the impact of the concessions and abatements.

The Separation

Our Post-Separation Relationship with Vornado, page 9

3.   We will continue to monitor for disclosure revisions responsive to comments 9 and 10 in our letter dated July 25, 2014. We may have further comment.

Summary Historical Combined Financial Data, page 22

4.   We note that you disclose that selected historical financial data as of December 31, 2011 is derived from your audited combined financial statements. Please reconcile this statement to the disclosure included under Selected Historical Combined Financial Data where you state that historical combined financial data as of December 31, 2011 is derived from your unaudited combined financial statements. Additionally, please clearly identify the periods that are audited or unaudited in the schedules that follow.

Selected Historical Combined Financial Data, page 46

5.   Please further revise the tables to more clearly identify the periods that are audited or unaudited consistent with the disclosure included in the first paragraph under this heading. For example the balance sheet data as of December 31, 2011, 2010 and 2009 should be labeled "unaudited" along with the income statement and cash flow statement data for the years ended December 31, 2010 and 2009.

Unaudited Pro Forma Combined Financial Statements, page 46

6.   We note your responses to our previous comments 24 and 25 of our letter dated July 24, 2014. We may have further comment upon our review of the completed pro forma combined financial statements and related disclosure.

Business

Our Company, page 75

7.   We note your revisions here and in the forepart of the prospectus in response to comment 5 in our letter dated July 25, 2014. To aid in an investor's understanding of your overall business strategy, please expand here to discuss methods for identifying "underperforming" tenants and also how you plan to make elective functional/aesthetic improvements prior to retenanting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief